SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K

[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Radio One, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

5900 Princess Garden Parkway, 7th Floor

Address of Principal Executive Office (Street and Number)

Lanham, Maryland 20706

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its Current Report on Form 8-K filed July 28, 2010 (the “Restatement Announcement”), the Company is in the process of restating its consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 (the “Annual Restatement Periods”) and for each quarterly financial reporting period from January 1, 2009 through March 31, 2010 (the “Quarterly Restatement Periods’). The Company is working diligently to complete the restatement and its consolidated financial statements for the Annual Restatement Periods and for the Quarterly Restatement Periods. However, the Company is unable to complete this process and file its Form 10-Q for the quarter ended June 30, 2010 on or before the prescribed due date of August 16, 2010.

As discussed more fully in the Restatement Announcement, the restatement is solely the result of an error of measurement and classification of the Company’s noncontrolling interest in Reach Media, Inc. (“Reach Media”) as presented on the consolidated balance sheet and on the consolidated statement of changes in stockholders’ equity. The effects of this error overstated consolidated stockholders’ equity and understated mezzanine equity at the end of each reporting period by equal amounts. The adjustment will not affect any previously reported financial results in the consolidated statements of operations or consolidated statements of cash flows for the Company, and, hence, will not affect previously reported net income or earnings per share and will not have a material effect upon our business, operations or prospects.

The Company notes that given its execution of a forbearance agreement (the “Forbearance Agreement”) on July 15, 2010, as referenced in its Current Report on Form 8-K filed July 16, 2010, relating to certain existing defaults and events of default under its senior credit facility, it is likely that, when completed, the restated financial statements will include a “going concern” qualification until such time as an amendment and waiver with respect to such defaults is finally executed by the Company and financial institutions constituting the majority of outstanding loans and commitments.

The Company anticipates filing the Form 10-Q for the period ending June 30, 2010 by the extended deadline of August 23, 2010 (the five day extension would fall on Saturday August 21, 2010, a day on which the Securities and Exchange Commission (the “SEC”) is closed, thus, the extended deadline becomes August 23, 2010, the next business day that the SEC is open).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter D. Thompson	(301)	429-4638
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our results of operations for the quarter ended June 30, 2010 are summarized in our press release and the financials statements attached thereto, which was filed as Exhibit 99.2 to our Current Report on Form 8-K filed August 17, 2010 and is hereby incorporated by reference.

Radio One, Inc.
(Exact name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010	By:	/s/ Peter D. Thompson
Peter D. Thompson
	Title:	Executive Vice President and Chief Financial Officer